# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN MISSOURI QUALITY MUNICIPAL INCOME FUND, CIK 0000899782
CUSIP: 67060Q504
Title of class of securities: Munifund Preferred Shares
Address of issuer's principal executive offices: 333 WEST WACKER DR, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/25/2026
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-388-3188

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Munifund Preferred Shares
Name of issuer: NUVEEN MISSOURI QUALITY MUNICIPAL INCOME FUND
Address of issuer's principal executive offices: 333 WEST WACKER DR, CHICAGO, Illinois (IL), 60606
Comment:
This Amendment No. 4 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 30, 2015 and filed with the SEC on February 9, 2015 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the munifund preferred shares ("MFP Shares") of Nuveen Missouri Quality Income Fund (the "Issuer").

This Amendment is being filed to report a change in the Reporting Persons' ownership percentage of the Issuer as a result of the full redemption of 170 MFP Shares on March 25, 2026, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by the Issuer with the SEC on March 20, 2026.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended by:
deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended by:
deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: "The 170 MFP Shares (CUSIP No. 67060Q504) held by BAPFC were redeemed by the issuer for a redemption price of the liquidation preference and accumulative but unpaid dividends and as result of the redemption, the Reporting Persons no longer own any VMTP Shares (CUSIP No. 67060Q504) of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: "As a result of the redemption, the Reporting Persons no longer own any MFP Shares (CUSIP No. 67060Q504) of the Issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
The 170 MFP shares held by BAPFC were redeemed by the Issuer on March 25, 2026, for a redemption price of the liquidation preference and accumulated but unpaid dividends and as result of the redemption, the Reporting Persons now own 0 MFP Shares.
Other persons with the right to receive dividends or sale proceeds: Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: (d) Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On March 25, 2026, as a result of the redemption, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.3 Power of Attorney (BAPFC)
99.6 Schedule I
99.7 Schedule II

## Signatures
- BANK OF AMERICA CORP /DE/: Andres Ortiz, Authorized Signatory (03/27/2026)
- Banc of America Preferred Funding Corp: Andres Ortiz, Authorized Signatory (03/27/2026)